NEWS RELEASE

CONTACT:	Gary S. Maier Maier & Company, Inc. (310) 442-9852

HIGHWAY HOLDINGS ESTABLISHES MARKETING ALLIANCE

WITH CHINESE MANUFACTURER

-- Strategic Focus on Targeting Local Chinese Customers --

LOS ANGELES, CA – January 31, 2012 – Highway Holdings Limited (Nasdaq:HIHO) today announced it has established a strategic marketing alliance with Hongtuo Precision Metalware Co., Limited, a Shenzhen, China-based company that is part of the Hot-Top Group. Terms were not disclosed.

“This new marketing alliance is intended to accelerate business opportunities within the local China market by capitalizing on Hongtuo Precision Metalware’s extensive regional customer relationships and leveraging our high-tech and high-volume manufacturing capabilities -- which should be attractive to large local Chinese companies, particularly within the white goods, lighting fixture and stepping motor product industries,” said Roland Kohl, chairman, president and chief executive officer of Highway Holdings.

Kohl noted that the conversion of the company’s China-based operations to a wholly foreign owned enterprise (WFOE) structure from a subcontracting licensing arrangement in Southern China, as required by recently implemented local Chinese government regulations, now allows Highway Holdings to sell to local Chinese companies. Under the company’s previous twenty-year business license arrangement in China, Highway Holdings was only permitted to export the products it manufactured.

About Hongtuo Precision Metalware Company Limited

Based in Shenzhen, Hongtuo Precision Metalware is an ISO9001:2000 certified supplier of metal and plastic molds and components utilized in photocopiers, various electronics and automotive applications. Additional information is available at www.ht199.com.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies and finished products. Highway Holdings’ administrative offices are located in Hong Kong and its manufacturing facilities are located in Shenzhen in the People's Republic of China. Additional information is available at www.Highwayholdings.com.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

# # #